Filed pursuant to Rule 424(b)(3)
Registration No. 333-72346-01

Supplement dated June 13, 2003, to Prospectus dated August 12, 2002

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The recently signed Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Tax Act”) generally reduces the maximum tax rate on dividends received and capital gains recognized by individuals. You should consult your own tax advisor to determine the effects of the application of this new law to your particular circumstances.

     Individual Holders. In general, under the new law, individual holders of our preferred stock will now be taxed at a maximum rate of 15% on dividends received and net capital gain recognized on that preferred stock. The tax rate on dividends has been decreased to 5% (and in 2008 will be decreased to zero) for individual holders in the 10% or 15% regular income tax brackets. The new tax rates are effective for dividends received and net capital gains recognized by you beginning in 2003. The new tax rates apply for both regular tax and alternative minimum tax and terminate on December 31, 2008, and, if not extended, will then revert back to the tax rates in effect before the date of the Tax Act.

     In order to qualify for the new tax rates on dividends, an individual shareholder must have owned the preferred stock for at least 60 days during the 120 day period commencing 60 days before the ex-dividend date of the preferred stock and not be obligated to make related payments with respect to positions in substantially similar or related property. In some cases, this holding period may be increased. Additionally, the new tax rates do not apply to dividends on preferred stock if an individual elects to treat the dividends received as “investment income” for purposes of Section 163(d)(4) of the Internal Revenue Code.

     In order to qualify for the new tax rates on net capital gains, an individual shareholder must have owned the preferred stock for more than one year.

PRICING DISCOUNT

     In some cases, we may negotiate a pricing discount and sell you shares at a price less than $25.00 per share. In this case, we will furnish you a pricing supplement that discloses your actual purchase price per share.